

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 13, 2008

Mail Stop 4561

Angelo R. Mozilo
Chairman of the Board of Directors and Chief Executive Officer
Countrywide Financial Corporation
4500 Park Granada
Calabasas, CA 91302
By U.S. Mail and facsimile to (818) 225-4280

Re: **Countrywide Financial Corporation**
        Form 10-K for the Fiscal Year ended December 31, 2006
        Form 10-Q for the Fiscal Quarter ended March 31, 2007
        Form 10-Q for the Fiscal Quarter ended June 30, 2007
        Form 10-Q for the Fiscal Quarter ended September 30, 2007
        Form 8-K filed January 31, 2008
        File No. 001-12331-01

Dear Mr. Mozilo:

        We have reviewed your letter filed on February 21, 2008 and have the following comments.

<u>Form 8-K filed January 31, 2008</u>

1.   We note your response to our prior comment one in your letter to us dated February 21, 2008 where you indicate your maximum obligation to fund additional loans for trusts encountering rapid amortization could not be defined. Please address the following:

        •   Explain in sufficient detail why a maximum obligation cannot be defined. In your response, tell us why the maximum obligation would not approximate the value of the third party beneficial interest.
        •   Confirm, if true, that there is no cap or limit on the amount of losses that you would be required to fund when a trust enters into rapid amortization.
        •   Confirm, if true, that Countrywide does not have a call or termination option to bring a trust (or QSPE) into liquidation.

2. Regarding Countrywide's obligation to fund losses of the trust by transferring new balances (i.e. additional equity-line draws) without the receipt of cash consideration, please address the following:

- Tell us if you considered this transaction to be a recourse obligation (or guarantee). See question 67, FASB Staff Implementation Guidance, *Guide to Implementation of Statement 140 on Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.*
- Tell us if you considered the funding obligation to be a derivative. If not, please provide an analysis supporting your conclusion.
- Considering there is no written loan commitment and the additional draws do not qualify as a sale (i.e. pursuant to SFAS 140), explain your basis for recording a SFAS 5 contingent liability.

3. Tell us how you considered our prior comment one, specifically events surrounding/causing rapid amortization and the fact that a maximum obligation could not be defined, when determining the extent of information necessary to be provided in MD&A in your December 31, 2007 Form 10-K (see Item 303. A (4) of Regulation S-K). Additionally, please explain whether you plan to increase the disclosure in your first quarter Form 10-Q in this area to discuss things such as (1) the steps you are taking to mitigate losses under rapid amortization, (2) the number of trusts in rapid amortization, (3) any estimates about the number of trusts that could enter rapid amortization in the future and how you arrived at that estimate, and (3) any estimates regarding how long you expect to the rapid amortization events to continue.

4. Please tell us how you concluded that disclosure regarding the potential for a rapid amortization event was not required by SOP 94-6 in periods prior to December 31, 2007.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Mr. Angelo R. Mozilo
Countrywide Financial Corporation
March 13, 2008
Page 3

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3872 if you have questions.

Sincerely,



Hugh West
Accounting Branch Chief